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10035347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GERSON, HOROWITZ, GREEN SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 2322
(No. and Street)

New York (City) New York (State) 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz, President (212) 489-0100
(Area Code - Telephone No.)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence E. May, Managing Member and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of May Capital Group, LLC (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of NY
County of NY



Lawrence E. May, Managing Member

Sworn and subscribed to before me this 26 day of 2, 2010.



WOODY A. RAYMOND
Notary Public, State of New York
No. 01RA6024275
Qualified in Kings County
Commission Expires May 3, 2011

This report contains (check all applicable boxes): **Page**

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheets	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10



VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gerson, Horowitz, Green Securities Corp.

We have audited the accompanying balance sheet of Gerson, Horowitz, Green Securities Corp., the (Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp. at December 31, 2009, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 3, 2010

Registered with the Public Company Accounting Oversight Board

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2009

Assets

Cash and cash equivalents	$ 16,484
Accounts receivable	387
Marketable securities	64,257
Prepaid expense	475
Total Assets	$ 81,603

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 7,050
Total Liabilities	7,050
Contingencies	-
Stockholder's equity	
Capital stock, class A, 200 shares no par value authorized and outstanding	7,500
Additional paid in capital	16,763
Retained earnings	46,992
Accumulated other comprehensive loss	3,298
Stockholder's equity	74,553
Total Liabilities and Stockholder's Equity	$ 81,603

See independent accountants' report and accompanying notes to financial statements

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 83,651
Interest and dividends	2,259
Loss on sale of securities	(905)
Total Revenues	85,005
Costs and Expenses:	
Rent	31,820
Travel and entertainment	27,004
Commission expenses	18,450
Professional fees	10,507
Office expenses	15,934
Insurance	6,979
Telephone and utilities	4,344
Taxes	(159)
Total Costs and Expenses	114,879
Net (loss)	(29,874)
Other comprehensive loss	
Unrealized loss on securities held for resale	(1,098)
Total other comprehensive loss	(1,098)
Total comprehensive loss	$ (30,972)

See independent accountants' report and accompanying notes to financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net (loss)	$ (30,972)
Adjustment to reconcile net loss to net cash used in operating activities:	
(Decrease) in Accumulated other comprehensive income	(1,098)
Changes in other assets and liabilities:	
Decrease in accounts receivable	15,063
Increase in marketable securities	(9,502)
Decrease in prepaid expense	4,641
Decrease in shareholder loan	27,529
Increase in accounts payable and accrued expenses	113
Net cash provided in operating activities	5,774
Cash Flows From Investing Activities:	
Cost of securities purchased	(13,428)
Net cash (used) in investing activities	(13,428)
Cash Flows From Financing Activities:	
Distribution to shareholder	(28,544)
Net cash (used) in financing activities	(28,544)
Net increase in cash and cash equivalents	(36,198)
Cash and cash equivalents - January 1, 2009	52,682
Cash and cash equivalents - December 31, 2009	$ 16,484

See independent accountants' report and accompanying notes to the financial statements.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital Stock	Total Retained Earnings	Accumulated Other Comprehensive Income	Additional Paid In Capital	Total Stockholder's Equity
Balance, January 1, 2009	$ 7,500	$ 105,410	$ 4,396	$ 16,763	$ 134,069
Shareholder's distributions	-	(28,544)	-	-	(28,544)
Net (loss)	-	(29,874)	-	-	(29,874)
Comprehensive loss	-	-	(1,098)	-	(1,098)
Balance, December 31, 2009	$ 7,500	$ 46,992	$ 3,298	$ 16,763	$ 74,553

See independent accountants' report and accompanying notes

GERSON HOROWITZ GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

Gerson, Horowitz, Green Securities Corp. (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated on January 9, 1970 in the State of New York.

The Company is licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits
At December 31, 2009 the Company maintained $12,947 in a non-insured money market account at a financial institution.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Property and Equipment
Property and equipment are recorded at cost. All of the property and equipment was fully depreciated at December 31, 2009. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the provisions of the Internal Revenue Code which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income (loss). In addition the Company has made a similar election for New York State purposes. Accordingly no provision for such income

taxes is reflected in the financial statements. The Company accounts for local income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by FASB ASC 740-10-1 through 25, (formerly SFAS No. 109) , "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted rates expected to apply to the taxable income in the years in which such temporary differences are expected to be recovered or settled. Deferred income taxes result principally from the unrealized gain on investments available for sale. The unrealized gain in "Accumulated Other Comprehensive Income" was only $3,298 and a provision for deferred taxes has not been calculated as there is also a tax loss carry-forward, which may not be utilized.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Comprehensive Income
The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of stockholder's equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the unrealized gain (loss) to be included in other comprehensive income (loss).

Investments Available for Sale
Investments available for sale consist of equity securities not classified as trading securities of as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity as comprehensive income, until realized. Gains and losses on the sale of investments available for sale are determined using the first-in, first-out method.

At December 31, 2009 the fair value of investments available for sale amounted to $64,257.

Commitments and Contingencies
The Company maintains a $50,000 line of credit with a bank. At December 31, 2009, the Company had no outstanding balance under the terms of this credit line.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement
The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. Since the only assets of the Company, to which FASB ASC 820-5-1 might apply are marketable securities and these securities have readily attainable published values.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $64,052 which was $59,052 in excess of the amount required.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:	
Total stockholder's equity	$ 74,553
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(387)
Prepaid expense	(475)
Net capital before haircuts on securities positions	73,691
Haircuts on securities positions	(9,639)
Undue concentration	-
Net Capital	$ 64,052
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 7,050
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 470
Minimum net capital required	$ 5,000
Excess net capital	$ 59,052
Excess net capital at 1,000%	$ 63,347
Percentage of aggregate indebtedness to net capital is	11%

The above computation does not differ materially from the December 31, 2009 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvb@getcpa.com
rtse@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Gerson, Horowitz, Green Securities Corp.

In planning and performing our audit of the financial statements of Gerson, Horowitz, Green Securities Corp. (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we consider the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 3, 2010